Mail Stop 4561

November 1, 2007

Charles B. Westling
President and Chief Executive Officer
Datalink Corporation
8170 Upland Circle
Chanhassen, Minnesota 55317-8589
(952) 944-3462

> **Re:** **Datalink Corporation (File No. 000-29758)**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**

Dear Mr. Westling,

We have reviewed the above referenced filings and your response letters filed September 14, 2007 and October 19, 2007 and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 39

1.   We note your response to prior comment 1 in your letter dated October 19, 2007 of your basis for using the amounts on your customers' purchase orders to separate Product Sales from Service Sales on the face of your Statements of Operations. Please further substantiate why you believe your methodology is an

appropriate systematic and rational method. In this regard, please address the following:

- Explain why the price that one of your competitors charge is an objective and reliable source of evidence. As part of your response, elaborate on how you become aware of these prices and your process for monitoring your competitor's pricing. Confirm that this competitor has similarly situated customers. Explain why you believe that only one competitor's pricing is sufficiently reliable. Tell us how your competitor's, as well as the vendor's, pricing compares to the prices you establish;

- You indicate in response to prior comment 1 in your letter dated September 15, 2007 that you have evidence of fair value for your product. Explain how you establish this fair value. Tell us whether the fair value is the price of the product when it is regularly sold separately. To the extent that this value represents VSOE pursuant to SOP 97-2, tell us what consideration you gave to using this value for Product Sales in your allocation methodology; and

- Explain whether you considered an allocation methodology based on the relative fair value of your product sales, based on VSOE, and your installation and consulting services, based on other objective and reliable evidence.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief